NT-10K
                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549


                                               FORM 12b-25

                                     Commission File Number: 0-14675

                                      NOTIFICATION OF LATE FILING

(Check One):
         |X| Form 10-K     |_| Form 20-F      |_| Form 11-K     |_| Form 10-Q
         |_| Form 10-D     |_| Form N-SAR     |_| Form N-CSR

                                      For Period Ended:  December 31, 2007

|_| Transition Report on Form 10-K   |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F   |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

          For the Transition Period Ended: _________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:       N/A

                                                    PART I

                                            REGISTRANT INFORMATION

Full name of registrant:             CAMERA PLATFORMS INTERNATIONAL, INC.
Former name if applicable:                          N/A

Address of principal executive office (Street and number)

                                              2211 N Refugio Road

City, state and zip code
                                         Santa Ynez, California 93460

                                                   PART II

                                           RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)


|X|  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_|  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


                                              PART III

                                              NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Camera Platforms International, Inc. ("the Company") currently has insufficient operating capital to fund completion of its Annual Report on Form 10-K. The Company is currently seeking additional financing. Accordingly, the Company requires an extention for filing the Annual Report with the Commission.


                                              PART IV

                                         OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

                                            Martin Perellis
                                                (Name)
                                             213-304-6266
                                     (Area Code)(Telephone Number)




          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            |X|Yes ||No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            | |Yes |X|No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimates of the results cannot be made.

                                 Camera Platforms International, Inc.

                              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date            March 14, 2007

By:   /s/ Martin Perellis
      Chief Executive and
      Chief Financial Officer